Exhibit 99.1

Luxoft Holding, Inc Reports Results for Three Months and Financial Year Ended March 31, 2014

London, England — May 14, 2014 —/BusinessWire/ — Luxoft Holding, Inc (NYSE: LXFT), a leading provider of software development services and innovative IT solutions to a global client base, today announced results for the three months and the full financial year ended March 31, 2014.

Highlights — Financial Year Ended March 31, 2014

•                  US GAAP revenue amounted to $398.3 million, an increase of 26.6% year-over-year

•                  Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) was $72.7 million, an increase of 27.8% year-over-year

•                  Diluted earnings per share (EPS) on a US GAAP basis was $1.59, compared to $1.24 last year

•                  Diluted EPS on a non-GAAP basis was $1.74, compared to $1.46 last year

•                  Employee attrition declined to 9.9% from 12.9% a year ago

Highlights — Three Months Ended March 31, 2014

•                  US GAAP revenue amounted to $106.3 million, an increase of 23.7% year-over-year and a decrease of 3.9% sequentially

•                  Adjusted EBITDA was $16.2 million and EBITDA margin was 15.2%, compared to $15.6 million and 18.2% in the year ago quarter and $22.7 million and 20.5% sequentially

•                  Diluted EPS on a US GAAP basis was $0.32, compared to $0.35 in the year-ago quarter and $0.54 sequentially

•                  Diluted EPS on a non-GAAP basis was $0.36, compared to $0.40 in the year-ago quarter and $0.54 sequentially

Revenue for the full financial year ended March 31, 2014 increased to $398.3 million, up 26.6% from $314.6 million a year ago. Operating income was $59.0 million, an increase of 36.9% year over year from $43.1 million last year.  US GAAP net income was $51.2 million, or $1.59 per diluted share, compared to $37.5 million and $1.24 per diluted share a year ago. Non-GAAP net income was $56.1 million, or $1.74 per diluted share, compared to $44.3 million and $1.46 per diluted share a year ago.  Reconciliations between non-GAAP financial measures and US GAAP operating results and diluted EPS are included at the end of this release.

Revenue for the three months ended March 31, 2014 increased to $106.3 million, up 23.7% from $85.9 million for the same period a year ago, and decreased 3.9% sequentially.  This reflects the normal seasonality of the business. Adjusted EBITDA was $16.2 million with corresponding margins of 15.2%, as compared to $15.6 million and 18.2%, respectively, in the year ago quarter, and $22.7 million and 20.5% sequentially. US GAAP net income was $10.4 million, or $0.32 per diluted share, compared to $10.8 million and $0.35 per diluted share for the same period a year ago, and $17.7 million and $0.54 sequentially. Non-GAAP net income was $11.8 million, or $0.36 per diluted share, compared to $12.4 million and $0.40 per diluted share for the same period a year ago, and $17.7 million and $0.54 sequentially.

“The past year has been a record one for Luxoft in many respects: We significantly advanced our solutions, measurably increased the list of our high-potential accounts, and grew our global delivery model to expand further within the U.S. and the EU countries,” said Dmitry Loschinin, President and Chief Executive Officer.  “2014 was a year of robust growth.  It opened a new chapter in the history of our company and propelled us to another level of the transformation to become a truly global enterprise. We have achieved many important milestones, delivered strong performance to our shareholders and superior services to our clients.  We confidently enter our second year as a public company and continue working to position the company for further growth and wins ahead.”

Most of Luxoft’s verticals experienced strong revenue growth, with Financial services and Automotive and transport delivering the strongest performance: 39% and 73% growth, respectively, on a year-over-year basis. The company exhibited solid performance across all of its core revenue-generating geographies: Revenues generated in the U.S. increased 46%, the U.K. increased 25%, and Germany increased 23% compared to a year ago.  Luxoft finished the financial year with 7,519 employees, of which 6,366 were delivery professionals, who continued to drive average productivity to an annual record of $69,200 per engineer, which represents an increase of 5.4% from $65,650 a year ago.  The average delivery headcount increased by 20.1% as compared to the financial year ended March 31, 2013, which is 6.5% slower than the revenue growth for the same period, while employee attrition stood at 9.9% and approached a historical low.

“This has been a very strong year for Luxoft.  We have generated superior revenue growth and increased essentially every profitability metric as compared to the previous year.  Two new accounts entered our top 10 customer list, as they showed accelerated revenue growth and replaced some of the slower growing accounts.  We continue developing our high-potential clients.  That account group in the aggregate brought us an average revenue growth well in excess of 100% versus last year,” said Roman Yakushkin, Chief Financial Officer.  “The combination of our competitive industry-focused offerings, quality of our services and overall robust demand environment allows us to forecast the same solid organic top line growth as we started with last year.  This year a lot of our operating focus will be on proper execution of Luxoft: Global Upgrade program, which will prompt some nonrecurring items on the investment and the expense sides, in order to introduce measurable business efficiencies and secure further growth for the years ahead.”

Outlook for the First Quarter and Financial Year Ending March 31, 2015:

The Company is providing the following guidance for the three months ending June 30, 2015:

•                  Revenue is expected to be at least $105.0 million, an increase of at least 25% year-over-year(1)

The Company is providing the following guidance for the financial year ending March 31, 2015:

•                  Revenue is expected to be at least $478.0 million, an increase of at least 20.0% year-over-year

•                  Adjusted EBITDA margin is expected to be in the range of 17.0% - 19.0%

•                  Diluted EPS is expected to be at least $1.80 on a US GAAP basis and at least $1.90 on a non-GAAP basis

•                  EPS is based on an estimated weighted average of 33, 181,936 diluted shares

During the financial year 2015 Luxoft plans to introduce a series of changes to bring the Company to a new standard with respect to transparency and operational discipline, in line with other global and multinational corporations.  With the approval of the Company’s Board of Directors, the Company intends to establish tax residence in the United Kingdom and to cease its place of business and tax residence in Cyprus.  Further, Luxoft Holding has recently launched a multi-year Global Upgrade program to implement another level of globalization across the enterprise and accelerate its expansion in the EU, the U.K., the U.S., Asia Pacific and North America.

Conference Call Information:

Luxoft Holding, Inc will host a conference call on May 15, 2014 at 8:00 a.m. EST to discuss its financial results for the three months and financial year ended March 31, 2014. To access the conference call, please dial 877-407-8293 (for U.S. callers) or 201-689-8349 (for international callers).  A live webcast of the conference call will also be available during the call and can be accessed at https://event.webcasts.com/starthere.jsp?ei=1033892. Participants, please access the website at least 10 minutes prior to the call to register and follow the instructions provided on the website to download and install the necessary applications. An archived recording of the conference call will be available for a limited time by dialing one of the following numbers: 877-660-6853 (for U.S. callers) or 201-612-7415 (for international callers) and entering the conference ID#13580785. The replay will be available from two hours as of the end of the call and up to 11:59 p.m. EST on May 29, 2014. The replay details will also be available at Luxoft’s Investor Relations section during the same time period.

(1)  The Company elected to pre-announce quarterly guidance on May 6, 2014, as reflected in the Form 6-K filed on the same date with the SEC, to provide information to the market regarding the Company’s business position and operational performance in light of the current extraordinary geopolitical situation in some locations where the Company operates.

About Luxoft:

Luxoft Holding, Inc (NYSE: LXFT US) is a leading provider of software development services and innovative IT solutions to a global client base consisting primarily of large multinational corporations. Luxoft’s software development services consist of core and mission critical custom software development and support, product engineering and testing, and technology consulting. Luxoft’s solutions are based on its proprietary products and platforms that directly impact its clients’ business outcomes and efficiently deliver continuous innovation. The Company develops its solutions and delivers its services from 15 dedicated delivery centers worldwide.  It has over 7500 employees across 20 offices in 13 countries in North America, Western ad Eastern Europe, and Asia Pacific. Luxoft is incorporated in Tortola, British Virgin Islands, has an operating headquarters office in Zug, Switzerland and is listed on the New York Stock Exchange. For more information, please visit http://www.luxoft.com.

Non-GAAP Financial Measures:

To supplement our financial results presented in accordance with US GAAP, this press release includes the following measures defined by the Securities and Exchange Commission as non-GAAP financial measures: earnings before interest, tax, depreciation and amortization (EBITDA); adjusted EBITDA; non-GAAP net income and non-GAAP diluted Earnings per share (EPS). Non-GAAP diluted EPS are calculated as non-GAAP net income divided by weighted average number of diluted shares. We provide these non-GAAP financial measures because we believe that they present a better measure of our core business and management uses them internally to evaluate our ongoing performance.  Accordingly, we believe that these non-GAAP measures are useful to investors in enhancing their understanding of our operating performance.  These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable US GAAP measures. The non-GAAP results and a full reconciliation between US GAAP and non-GAAP results are provided in the accompanying tables at the end of this press release.

Forward-Looking Statements:

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally and in each of our industry verticals, application outsourcing and custom application development and offshore research and development services; the level of growth of demand for our services from our clients; the level of increase in revenues from our new clients; seasonal trends and the budget and work cycles of our clients; general economic and business conditions in our locations, including geopolitical instability and social, economic or political uncertainties, such as in Russia and Ukraine, and any potential sanctions, restrictions or responses to such conditions imposed by some of the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the expected timing of the increase in our corporate tax rate; our expectations with respect to the proportion of our fixed price contracts; our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision ; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; our plans to introduce new products for commercial resale and licensing in addition to providing services;

our anticipated joint venture with one of our clients; IBS Group Holding Limited and its subsidiaries consideration of further divesting all or a portion of its ownership interest in us; and our continued financial relationship with IBS Group Holding limited and its subsidiaries including expectations for the provision and purchase of services and purchase and lease of equipment; and other factors discussed under the heading “Risk Factors” in the final prospectus for our initial public offering, the final prospectus for our secondary offering and other documents filed with the Securities and Exchange Commission. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Investor Relations:

Alina V. Plaia

Vice President

(212) 964-9900 (ext. 2404)

ir@luxoft.com

Luxoft Holding, Inc

Consolidated statements of comprehensive income

(In thousands of US dollars)

	For the three months ended March 31,		For the years ended March 31,
	2013	2014	2013	2014
	Unaudited			Unaudited

Sales of services	$85,944	$106,281	$314,596	$398,331
Operating expenses
Cost of services (exclusive of depreciation and amortization)	49,695	62,705	185,557	229,537
Selling, general and administrative expenses	21,844	27,360	76,911	95,946
Depreciation and amortization	2,481	3,552	8,981	12,944
Loss from revaluation of contingent liability	—	13	—	922
Operating income	11,924	12,651	43,147	58,982

Other income and expenses
Interest expense, net	(336)	(309)	(1,277)	(1,508)
Other gains (loss), net	(55)	408	(1)	557
Gain (loss) from foreign currency exchange contract	82	(817)	(621)	(1,134)
Net foreign exchange loss	(88)	(341)	(66)	(961)
Income before income taxes	11,527	11,592	41,182	55,936
Income tax expense	(719)	(1,190)	(3,645)	(4,706)
Net income	$10,808	$10,402	$37,537	$51,230
Net (income) loss attributable to the non-controlling interest	—	—	—	—
Net income attributable to the Group	$10,808	$10,402	$37,537	$51,230

Other comprehensive income, net of tax
Foreign currency translation adjustment	(216)	(23)	(1,514)	1,118
Comprehensive income	$10,592	$10,379	$36,023	$52,348
Comprehensive income (loss) attributable to the non-controlling interest	—	—	—	—
Comprehensive income attributable to the Group	$10,592	$10,379	$36,023	$52,348

Luxoft Holding, Inc

Consolidated Balance Sheet

(In thousands of US dollars except share amounts)

	As of March 31, 2013	As of March 31, 2014 (Unaudited)
Assets
Current assets:
Cash and cash equivalents	$4,499	$37,503
Trade accounts receivable, net of allowance for doubtful accounts of $487 at March 31, 2013 and $651 at March 31, 2014	77,562	104,503
Work-in-progress	3,478	4,720
Due from related parties	6,811	1,280
VAT and other taxes receivable	810	1,755
Deferred tax assets	238	1,027
Advances issued	1,964	3,689
Other current assets	1,650	2,295
Total current assets	97,012	156,772

Non-current assets:
Property and equipment, net	21,860	26,445
Intangible assets, net	22,357	21,007
Goodwill	11,351	11,351
Due from related parties	430	—
Other non-current assets	2,212	2,122
Total non-current assets	58,210	60,925
Total assets	$155,222	$217,697

Luxoft Holding, Inc

Consolidated Balance Sheet

(In thousands of US dollars except share amounts)

	As of March 31, 2013	As of March 31, 2014 (unaudited)
Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	$16,576	$20,476
Accounts payable	9,177	10,575
Advances received	1,384	1,754
Accrued liabilities	12,592	15,360
Deferred revenue	—	195
Due to related parties	136	144
Capital lease obligations, current portion	183	38
VAT and other taxes payable	4,489	8,965
Payable for business acquisition, current	2,015	1,489
Dividends payable to shareholders	125	18
Deferred tax liability, current	230	—
Foreign currency exchange contract financial liabilities	—	411
Payable for software acquisition, current	3,265	171
Other current liabilities	178	458
Total current liabilities	50,350	60,054

Deferred tax liability, non-current	3,464	2,811
Capital lease obligations, less current portion	6	68
Payable for business acquisition, non-current	3,790	3,320
Payable for software acquisition, non-current	2,317	1,827
Total liabilities	59,927	68,080

Shareholders’ equity:
Share capital (36,400,000 shares authorized; 30,593,080 issued and outstanding with no par value as at March 31, 2013, and 80,000,000 shares authorized; 32,758,535 issued and outstanding with no par value as at March 31, 2014)	—	—
Additional paid-in capital	50,936	83,390
Retained earnings	46,720	67,470
Accumulated other comprehensive loss	(2,393)	(1,275)
Total shareholders’ equity attributable to the Group	95,263	149,585
Non-controlling interest	32	32
Total equity	95,295	149,617
Total liabilities and equity	$155,222	$217,697

Luxoft Holding, Inc

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(Unaudited)

(In thousands of US dollars, except per share amounts and percentages)

	Three Months Ended March 31,				Year Ended March 31,
	2014	2014		2014	2014	2014		2014
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Operating income	12,651	1,369	(a)	14,020	58,982	4,904	(a)	63,886
Operating margin	11.90%	1.29%		13.19%	14.81%	1.23%		16.04%
Net income	10,402	1,369	(b)	11,771	51,230	4,904	(b)	56,134
Diluted earnings per share	$0.32	—		$0.36	$1.59	—		$1.74

	Three Months Ended March 31,				Year Ended March 31,
	2013	2013		2013	2013	2013		2013
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Operating income	11,924	1,557	(a)	13,481	43,147	6,747	(a)	49,894
Operating margin	13.87%	1.81%		15.69%	13.72%	2.14%		15.86%
Net income	10,808	1,557	(b)	12,365	37,537	6,747	(b)	44,284
Diluted earnings per share	$0.35	—		$0.40	$1.24	—		$1.46

	Three Months Ended March 31,		Years Ended March 31,
(a)	2013	2014	2013	2014
Adjustments to GAAP operating income
Stock-based compensation expense	$1,236	$715	$5,460	$1,418
Amortization of purchased Intangible assets	321	641	1,287	2,564
Loss from revaluation of contingent liability	—	13	—	922
Total Adjustments to GAAP income from operations:	$1,557	$1,369	$6,747	$4,904

	Three Months Ended March 31,		Years Ended March 31,
(b)	2013	2014	2013	2014
Adjustments to GAAP net income
Stock-based compensation expense	$1,236	$715	$5,460	$1,418
Amortization of purchased Intangible assets	321	641	1,287	2,564
Loss from revaluation of contingent liability	—	13	—	922
Total Adjustments to GAAP net income	$1,557	$1,369	$6,747	$4,904

	Three Months Ended March 31,		Years Ended March 31,
	2013	2014	2013	2014
Net income	$10,808	$10,402	$37,537	$51,230
Adjusted for:
Interest Expense	336	309	1,277	1,508
Income tax	719	1,190	3,645	4,706
Depreciation and Amortization	2,481	3,552	8,981	12,944
EBITDA	$14,344	$15,453	$51,440	$70,388
Adjusted for
Stock based compensation	1,236	715	5,460	1,418
Change in fair value of contingent consideration	—	13	—	922
Adjusted EBITDA	$15,580	$16,181	$56,900	$72,728

Luxoft Holding, Inc

Schedule of supplemental information (Unaudited)

(In thousands; except percentages)

	Revenue for the three Months Ended March 31,
	2013		2014
Client location	Amount	% of sales	Amount	% of sales
U.S.	$29,054	33.8%	$44,406	41.8%
UK	22,925	26.7%	27,380	25.8%
Germany	12,481	14.5%	19,637	18.5%
Russia	12,266	14.3%	6,328	6.0%
Canada	4,695	5.5%	1,672	1.6%
Rest of Europe	4,029	4.7%	6,184	5.8%
Other	494	0.5%	674	0.5%
Total	$85,944	100%	$106,281	100%

	Revenue for the Years Ended March 31,
	2013		2014
Client location	Amount	% of sales	Amount	% of sales
U.S.	$114,132	36.3%	$167,038	41.9%
UK	88,729	28.2%	110,950	27.9%
Germany	40,306	12.8%	49,648	12.5%
Russia	35,199	11.2%	35,835	9.0%
Canada	17,947	5.7%	11,919	3.0%
Rest of Europe	14,526	4.6%	21,091	5.3%
Other	3,757	1.2%	1,850	0.4%
Total	$314,596	100%	$398,331	100%

	Revenue for the three Months Ended March 31,
	2013		2014
Industry vertical	Amount	% of sales	Amount	% of sales
Financial Services	$47,753	55.6%	$69,187	65.1%
Automotive and transport	7,194	8.4%	11,052	10.4%
Travel and Aviation	9,316	10.8%	7,639	7.2%
Technology	11,041	12.8%	7,263	6.8%
Telecom	8,362	9.7%	7,934	7.5%
Energy	1,972	2.3%	2,849	2.7%
Other	306	0.4%	357	0.3%
Total	$85,944	100%	$106,281	100%

	Revenue for the Years Ended March 31,
	2013		2014
Industry vertical	Amount	% of sales	Amount	% of sales
Financial Services	$172,086	54.7%	$238,712	59.9%
Automotive and transport	25,945	8.3%	44,875	11.3%
Travel and Aviation	38,976	12.4%	37,206	9.3%
Technology	36,123	11.5%	33,505	8.4%
Telecom	31,587	10.0%	32,076	8.1%
Energy	8,236	2.6%	9,973	2.5%
Other	1,643	0.5%	1,984	0.5%
Total	$314,596	100%	$398,331	100%